September 5, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention:	H. Christopher Owings, Ramin Olson and Mara Ransom

	Re:	SEC Comment Letter dated August 20, 2008
Domino’s Pizza, Inc.
Form 10-K for Fiscal Year Ended December 30, 2007
Filed February 26, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 5, 2008
File Nos. 001-32242

Ladies and Gentlemen:

On behalf of Domino’s Pizza, Inc., a Delaware corporation (the “Company”), please find the Company’s supplemental response to the comment letter to David A. Brandon of the Company, dated August 20, 2008 from the Staff of the Securities and Exchange Commission (the “Commission”) as well as subsequent discussions with the Staff relating to the above referenced Form 10-K (the “10-K”) and Definitive Proxy Statement (the “Proxy Statement”). This supplemental response is follow-up to the Company’s letter dated August 26, 2008 as filed with the Commission.

For reference purposes, the Staff’s comment that was referenced in the subsequent discussions between the Company and the Staff, as reflected in the Staff’s letter of August 20, 2008 (the “Staff Letter”), is reproduced in bold in this letter, and the corresponding response of the Company is shown below the comment.

Definitive Proxy Statement on Schedule 14A as filed March 5, 2008

Certain Transactions Involving Management or 5% or Greater Shareholders, page 31

7.	Please describe the registrant’s policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Your existing disclosure would appear to only address the review of any such transaction. See Item 404(b) of Regulation S-K.

RESPONSE TO COMMENT 7

The Company supplementally advises the Staff that it is the Company’s policy and practice for the Board of Directors to review, approve or ratify any transaction potentially reported under Item 404(a)

of Regulation S-K. This review, approval or ratification is not specifically addressed in a written policy. However, the Company has enacted a Code of Business Conduct and Ethics for Directors, Officers and Employees as well as Corporate Governance Principles, both of which contain general provisions relating to possible conflicts of interest of employees, directors and officers of the Company. In future filings, the Company will include additional disclosure relating to the nature of the Company’s policy governing the review, approval and ratification of related person transactions.

*        *        *        *        *

Please be advised that, in connection with the Staff’s comments in the Staff Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require further information, please call the undersigned at 734-930-3678.

Very Truly Yours,

/s/ Kenneth B. Rollin
Kenneth B. Rollin
Executive Vice President and General Counsel